EXHIBIT 99.1

Westport to provide strategic update and deep dive into H2 HPDI fuel system at its 2022 Capital Markets Day

VANCOUVER, British Columbia, Nov. 29, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT), a global leader in low-emissions alternative fuel transportation technologies, today announces that it will host an in-person and virtual Capital Markets Day on Thursday, December 8th.

“Westport is committed to creating a cleaner tomorrow through engineering the most advanced, affordable, clean fuel systems. Our diversified business has compelling growth opportunities ahead and we are well positioned to execute against our strategic priorities,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “In a time of growing interest in the hydrogen economy, we are excited to showcase our hydrogen internal combustion mobility H2 HPDI™ fuel system achieving near zero CO2 running on existing vehicle architecture. A solution for tomorrow’s heavy-duty long-haul transportation.”

Westport’s 2022 Capital Markets Day will include presentations outlining the Company’s strategy and financial outlook and provide a deep dive into our H2 HPDI fuel system from both a technical and commercial perspective. Following the formal presentation will be a live Q&A session. The event starts at 10:00 a.m. ET. Interested parties may access the live webcast here or through the Events and Presentations page of our website here. Following the event an archive will be available on Westport’s website at investors.wfsinc.com.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Forward Looking Information
This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the Company’s growth opportunities and ability to execute against strategic priorities. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause Westport's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to pricing and availability of hydrogen as a transportation fuel, our ability to address technological challenges, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in Westport's continuous disclosure filings available under Westport's SEDAR profile at www.sedar.com and under Westport's EDGAR profile at www.sec.gov.  In addition, the effects and the impact of the COVID-19 outbreak and supply chain disruptions are difficult to predict at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. Westport disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

For more information, contact:

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Media Relations
T: +1 947-339-8097
E: media@wfsinc.com